Three Bryant Park 1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

February 25, 2025

VIA EDGAR

David P. Mathews, Esq.

Attorney-Adviser

Division of Investment Management

Disclosure Review & Accounting Office

Los Angeles Regional Office

Re:	Praxis Funds (the “Registrant”) (SEC File No. 811-8056)

Dear Mr. Matthews:

On behalf of the Registrant, this letter responds to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) that you provided by telephone on December 19, 2024 in connection with Post-Effective Amendment No. 63 under the Securities Act of 1933 (the “Securities Act”) and Amendment No. 64 under the Investment Company Act of 1940, as amended (the “Investment Company Act”)) to the Registration Statement on Form N-1A of the Registrant (the “Registration Statement”), which was filed pursuant to Rule 485(a) under the Securities Act on October 30, 2024, with respect to two recently established series of the Trust designated, respectively, as Praxis Impact Large Cap Value ETF (“Value ETF” or “Fund”) and Praxis Impact Large Cap Growth ETF (“Growth ETF” or “Fund”). We understand that, except as otherwise noted, each comment applies to both Funds.

Fee Table

1.	C: Please provide completed expense table and example entries, together with the response letter, prior to effectiveness.

R: The updated expense tables were provided, as requested.

2.	C: In correspondence, please describe how the fees and expenses presented in the expense table and example were estimated and how it was determined that they are reasonable estimates. In addition, please confirm: (i) that there is no fee waiver and/or expense limitation arrangement or if there is, provide a footnote to the fee table; (ii) the Fund does not intend to engage in borrowing or short sales or if so, revise the table to reflect the expenses associated with those activities; (iii) the Fund does not anticipate AFFEs greater than 1 basis point in its first year of operation or if so, revise the table to reflect the estimated AFFEs; and (iv) that the index licensing agreement will be filed as an exhibit as a material contract.

R: Each Fund has a unitary management fee, which was used to calculate its expense table and expense example entries, which entries the Registrant believes constitute reasonable estimates. The Registrant confirms: (i) there is no fee waiver and/or expense limitation arrangement for either Fund; (ii) neither Fund intends to engage in borrowing or short sales; (iii) neither Fund anticipates AFFEs greater than 1 basis point in its first year of operation; and (iv) the index licensing agreement will be filed as an exhibit as a material contract.

Principal Investment Strategies - Summary

3.	C: In the third paragraph of the principal investment strategies section, which discloses that the Fund may concentrate its investments if the index concentrates, please disclose whether the index is currently concentrated and if so, in which industry or group of industries.

R: As of December 31, 2024, based on the Global Industry Classification Standard (GICS), less than 25% of the overall weighting of the CRSP US Large Cap Value Index was represented by any sector, industry group or industry. As of December 31, 2024, based on GICS, more than 25% of the CRSP US Large Cap Growth Index was represented by the Information Technology sector, which consists of three industry groups: Software Services, Technology Hardware and Equipment, and Semiconductors and Semiconductor Equipment, none of which exceeded 25%. Accordingly, although neither index is concentrated in any industry or group of industries, because the CRSP Large Cap Growth Index is concentrated in a sector, disclosure has been added to identify that sector.

4.	C: In the fourth paragraph of the principal investment strategies section, which discloses that the Fund is non-diversified, please provide a range for the typical number of issuers the Fund expects to hold.

R: The disclosure has been revised accordingly.

5.	C: In the Stewardship Investing box in the principal investment strategies section, please disclose whether, in investment selection, a Fund will prioritize Stewardship Investing core social values over potential investment returns or whether investment returns are secondary to Stewardship Investing core values and also disclose metrics or indicators the Fund will use to measure and monitor whether it is achieving its desired social impact and how it will disclose its progress in achieving its stated impact.

R: The Funds do not prioritize consideration of the Stewardship Investing core social values over investment returns or vice versa. Consideration of the Stewardship Investing core social values informs the construction of the stewardship investing screens that are integrated into the investment decision making process used by the investment adviser to implement the principal investment strategies for the Fund. The Registrant believes that selecting investments from the index constituents that reflect the core values and excluding certain constituents that are inconsistent with the core values is reasonably expected to provide investment returns within the Fund’s forecasted tracking error. The Funds do not have quantifiable target metrics for measuring their positive social impact given existing limitations in defining and measuring such impact(s). In response to the comment, the Registrant has revised this section to clarify how the core values inform investment decisions.

6.	C: To aid investor understanding, please consider adding: (i) a brief summary (1-2 sentences) of each social value element and (ii) a brief summary of Stewardship Investing, Screening and Sustainability Data Integration processes and the ImpactX Framework with a cross reference to the Item 9 disclosure describing these elements and processes in more detail.

R: After careful consideration of the comment, the Registrant respectfully declines to add brief summaries to the Principal Investment Strategies summary section because the Registrant believes doing so cannot be accomplished with sufficient specificity to appropriately convey the meaning of those items without providing more detail than is appropriate for the summary section of a fund prospectus. In response to the comment, however, the Registrant has added a cross reference to the Item 9 disclosures and has revised those disclosures to clarify certain key elements, as discussed further below.

7.	C: Please consider adding a brief definition of “growth investing” and “value investing” to the Principal Investment Strategies or Principal Risks section.

R: The disclosure has been revised accordingly.

8.	C: Please include a brief description of other securities such as CDI notes, fixed income securities, illiquid investments, Treasuries, non-U.S. securities and stock index futures, which are listed in the Item 9 disclosure. Also, add appropriate risk disclosure if they present material risks.

R: The list has been shortened and further clarified. The Registrant currently does not expect any of those investments to be principal investments or to present material risks.

Principal Investment Risks - Summary

9.	C: Please consider adding Optimization Risk.

R: Optimization Risk was included within Index Investing Risk given the inter-relationship between the two risks. In response to the comment, the two risks have been separated so that Optimization Risk is presented as a separate risk and is therefore more prominently disclosed.

Investment Objectives, Principal Investment Strategies, and Related Risks

10.	C: The third paragraph in the Criteria for Socially Responsible Investing section discloses that the Fund recognizes that no company is perfect and therefore the Funds also utilize shareholder advocacy to encourage corporations to be good stewards of their resources, to care for the environment, and to create just work environments while generating long-term value for all stakeholders. Please consider clarifying whether the Fund will intentionally invest in companies that are not perfect for purposes of engaging in advocacy or whether the advocacy is incidental to the strategy.

R: Disclosure was added to indicate that the Funds do not intentionally invest in companies that would otherwise be excluded by a Fund’s screening criteria, for the purpose of engaging in advocacy. Also, please note that this section has been revised significantly to respond to several of the comments that follow this item and therefore paragraph references in the initial filing, such as the above reference to the third paragraph, do not correspond to the revised prospectus.

11.	C: In correspondence, please provide some examples of the types of activities covered by the Fund’s community development investments.

R: Examples of activities supported by a Fund’s community development investments include the financing of women- and minority-owned small businesses; helping provide access to water, sanitation, and clean power to communities in developing countries; supporting access to affordable housing in underserved communities; expanding healthcare access in disadvantaged regions; financing climate adaptation in vulnerable, low-income communities.

12.	C: In the Praxis Stewardship Investing Core Values section, in the Build a World at Peace and Free from Violence paragraph, please disclose the parameters, such as revenue or profit, used by the Adviser to determine whether a company is focused on weapons production or military contracting.

R: The Praxis Stewardship Investing core values serve as a guide for construction of the screens and formulation and application of other ImpactX strategies. These values are expressed through screening in a highly detailed, proprietary set of guidelines covering 14 specific screens. A general list of these screens is provided in the Screening and Sustainability Data description under “Investment Objectives, Principal Investment Strategies, and Related Risks” section. While a public list of these screens is available on the Praxis website, the Registrant elected, after careful consideration, not to disclose the specific parameters guiding their application on the Praxis website or in the prospectus as the specific parameters are subject to modification or change without notice. The Registrant believes disclosing the specific percentages is more detail than is required by Form N-1A. In light of the comment, the Registrant reconsidered this approach. For the above reasons, however, the Registrant respectfully declines to add the requested disclosure.

13.	C: In the Praxis Stewardship Investing Core Values section, please describe more specifics or provide examples of how the Adviser implements its assessment of the Stewardship Investing Core Values in its investment selection. For example, how will the Adviser screen out companies that attempt to benefit from the misfortunes of disadvantaged individuals?

R: The Praxis Stewardship Investing core values serve as a guide for construction of the screens and formulation and application of other ImpactX strategies. The disclosure has been revised to clarify their role in the screening process.

14.	C: In the Screening and Sustainability Data section, the second sentence of Item 1 discloses that various tolerances are applied to prohibited activities. Please clarify what is meant by various tolerances.

R: The disclosure has been revised accordingly.

15.	C: In the Screening and Sustainability Data section, please provide more explanation or examples of optimization techniques used by the Adviser to select securities and also clarify the extent to which the Funds will replicate the index or due to application of impact screens whether it intends to pursue representative sampling or optimization of the index.

R: The principal investment strategy summary disclosure has been revised accordingly.

16.	C: In the Screening and Sustainability Data section, please describe the Adviser’s initial diligence process in applying the screening and sustainability data integration process to the constituent components of the index including the extent to which the Adviser may rely on third party data or ESG ratings providers in implementing its impact screens.

R: The disclosure has been revised accordingly.

17.	C: With regard to investments that may initially meet, but over time fail to meet the screening and sustainability data, please add a disclosure about the Adviser’s ongoing diligence to monitor adherence to the screens.

R: The disclosure has been revised accordingly.

18.	C: In the ImpactX Framework section, please explain more specifically how the ImpactX elements relate to or interact with the screening and sustainability data integration of the Stewardship Investing process described earlier. For example, is ImpactX an overlay or separate screen applied before or after the Stewardship Investing screens?

R: The disclosure has been revised accordingly.

Policies and Strategies

19.	C: The third paragraph in the Policies and Strategies section discloses that, to track its target index, the Fund attempts to remain fully invested in stocks. Please revise to state that the Fund also may invest in other types of investments as reflected by the preceding bullet list items.

R: The disclosure has been revised accordingly.

20.	C: To the extent the Fund uses index futures to track its target index it would appear the Fund could have exposure to the types of companies the Adviser seeks to screen out. Please consider explaining in the disclosure that the Fund may continue to have exposure to companies that is not consistent with the Stewardship Investing Core Values as a result of certain investment types and techniques used by the Adviser.

R: The disclosure has been revised accordingly.

21.	C: With respect to the description of the benchmark index, please also disclose how the index provider selects, includes or excludes component securities of the index and the weighting methodology used by the index (that is, disclose how the index is constructed).

R: The disclosure has been revised accordingly.

Fund Management

22.	C: In The Investment Adviser section, please expand the Item 10 disclosure to describe the services respectively provided by the Adviser and Sub-Adviser, including which entity is primarily responsible for investment selection, the application of Stewardship Investing screens and data integration, and for executing trades on behalf of the Funds.

R: The disclosure has been revised accordingly.

23.	C: In The Investment Adviser section, please describe the past experience in managing funds or accounts applying these or similar impact screens of the Adviser and Sub-Adviser.

R: The disclosure has been revised accordingly.

24.	C: In the Portfolio Managers section, please clarify each portfolio manager’s title and whether they are employed by the Adviser or Sub-Adviser.

R: The disclosure has been revised accordingly.

If you have any further questions or would like to discuss the response, please contact me at 212-698-3552

Very truly yours,

/s/ Anthony H. Zacharski

Anthony H. Zacharski

Fund Counsel, Praxis Funds